02019145

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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SEC FILE NUMBER
8-33805

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 07 2002 PROCESSING 364

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Banc of America Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 South Tryon Street, 33rd Floor
(No. and Street)

Charlotte (City) North Carolina (State) 28255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory D. Taylor 704-387-4336
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

Bank of America Corporate Center, 100 North Tryon St, Suite 5400, Charlotte, NC 28255
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Gregory D. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banc of America Investment Services, Inc., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

[Signature]
Signature

Chief Financial Officer
Title

[Signature]
Notary Public

"OFFICIAL SEAL"
Notary Public, North Carolina
County of Mecklenburg
Margaret Ann Kruse
My Commission Expires 10/24/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Banc of America Investment Services, Inc.
(A wholly-owned subsidiary of Bank of America, N.A.)
Consolidated Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$246,660,933
Securities owned, at market value	2,240,906
Receivable from clearing broker	18,036,052
Receivable from affiliates	1,200,152
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $9,416,590	1,258,222
Other assets	3,058,417
Total assets	$272,454,682
Liabilities and Shareholder's Equity	
Securities sold, not yet purchased, at market value	$ 211,225
Payable to affiliates	833,459
Accounts payable and other accrued liabilities	1,493,444
Compensation payable	13,969,747
Deferred tax liability	2,854,558
Income taxes payable to Parent	21,959,045
Total liabilities	41,321,478
Commitments and contingencies (Note 10)	
Common stock, $20 par value; 1,000 shares authorized, issued, and outstanding	20,000
Additional paid-in-capital	97,583,915
Retained earnings	133,529,289
Total shareholder's equity	231,133,204
Total liabilities and shareholder's equity	$272,454,682

The accompanying notes are an integral part of these consolidated financial statements.